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                              June 6, 2022

       Marc Rossiter
       Chief Executive Officer
       Enerflex Ltd.
       1331 Macleod Trail S.E., Suite 904
       Calgary, Alberta, Canada, T2G 0K3

                                                        Re: Enerflex Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed May 19, 2022
                                                            File No. 333-263714

       Dear Mr. Rossiter:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-4

       Material U.S. Federal Income Tax Consequences
       Tax Consequences to U.S. Exterran stockholders of the Transaction, page
138

   1. The discussion in this section provides that Enerflex and Exterran intend, and will take the position, that the
transaction will qualify as a Section 368(a)    reorganization.    We note
                                                        that counsel's opinion
"assume[s] that such intent and position is correct." Counsel's opinion should not
assume the tax consequence at issue. Accordingly, please revise to remove this assumption.
Refer to Section III.C.3 of Staff Legal Bulletin No. 19 for
                                                        guidance.
 Marc Rossiter
FirstName  LastNameMarc Rossiter
Enerflex Ltd.
Comapany
June 6, 2022NameEnerflex Ltd.
June 6,
Page 2 2022 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Free Cash Flow, page 223

2. We note your response to prior comment 17 and it is unclear to us why you believe it is appropriate to adjust for working capital items because they are temporary in nature.
         Working capital items that require cash settlement would be prohibited from being excluded from a liquidity measure. Please revise to remove the free cash flow measure as currently calculated or revise to ensure that all adjustments comply with
         Item 10(e)(1)(ii)(A) of Regulation S-K.
Discussion for the Interim Condensed Financial Statements for the Three Months Ended March
31, 2022, page 246

3. Your disclosures on page 255 indicate that inflationary pressures have had an impact on your operating costs and parts costs. Please revise your discussion to clarify the extent to which inflationary factors impacted your costs and gross margin for the periods presented, if material. Please also update your disclosure to describe actions planned or taken, if any, to mitigate inflationary pressures. Provide similar disclosures in future financial statement updates.
Beneficial Ownership of Securities
Security Ownership of Certain Beneficial Owners and Management of Exterran, page 328

4. Refer to prior comment 8. Please disclose the natural persons that hold voting and/or investment power over the shares that are beneficially owned by Chai Trust Co LLC and
         Dimensional Fund Advisors LP, or their affiliated funds. To the extent such beneficial owners have investment committees or multiple natural persons making investment decisions on the behalf of their respective fund or fund groups, please identify such individuals.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 23. Revenue, page F-40

5. In your response to prior comment 21 you state that the booking and subsequent recognition of finance leases is very infrequent and that Enerflex believes that isolating these projects further, either under the Engineered Systems or Energy Infrastructure product line, could result in the disclosure of commercially sensitive information. Please clarify if you believe that the amount of selling profit recognized from finance leases is not material to your revenue or results of operations for any periods presented, and the factors you considered in making this determination. Otherwise, it remains unclear how your disclosures comply with paragraph 90 of IFRS 16. If material, please disclose the aggregate amount of selling profit recognized on all of your finance leases or further explain to us how this represents commercially sensitive information. Marc Rossiter
Enerflex Ltd.
June 6, 2022
Page 3
Interim Condensed Consolidated Statements of Cash Flows, page F-59

6.    Please revise to describe the components of the caption    change in
other assets.    The
      same comment applies to your Statements of Cash Flows for the years ended December
      31, 2021 and 2020.
       You may contact Laura Veator, Senior Staff Accountant, at 202-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.



                                                          Sincerely,
FirstName LastNameMarc Rossiter
                                                          Division of
Corporation Finance
Comapany NameEnerflex Ltd.
                                                          Office of Technology
June 6, 2022 Page 3
cc:       Lee McIntyre
FirstName LastName